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                                   EXHIBIT 11

              STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

         Basic earnings per common share of $.24 for the year ended December 31, 2000 were calculated by dividing net income of $731,000 for the period January 1, 2000 to December 31, 2000 by the weighted-average number of common shares outstanding of 3,004,706.